Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the years ended December 31, 2014, 2013 and

2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2014, and consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Westport Innovations Inc. and subsidiaries as at December 31, 2014, and its financial performance and its cash flows for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2015 (July 23, 2015 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (revised), expressed an adverse opinion on the Company’s internal control over financial reporting.)

/s/ DELOITTE LLP

Chartered Professional Accountants

Vancouver, Canada

March 9, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Innovations Inc.

We have audited the internal control over financial reporting of Westport Innovations Inc. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Prins Autogassystemen Holding B.V., which was acquired on December 2, 2014 and whose financial statements constitute less than 1 % of both total assets and revenues, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Prins Autogassystemen Holding B.V. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (revised). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our report dated March 9, 2015, we expressed an unqualified opinion on internal control over financial reporting. As described in the following paragraph, a material weakness was subsequently identified that adversely affects the effectiveness of internal control as of December 31, 2014. Accordingly, management has revised its assessment about the effectiveness of the Company’s internal control over financial reporting and our present opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: the review control of the unaudited financial results of the Company’s equity method investee, Cummins Westport Inc. ("CWI"), was not designed with sufficient precision to detect a potential material error in CWI’s financial information, which was used in the Company’s accounting and disclosures for the Company's investment in CWI. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and this report does not affect our report on such financial statements dated March 9, 2015, which expressed an unmodified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 9, 2015 (July 23, 2015 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (revised)) expressed an unmodified opinion on those financial statements.

/s/ DELOITTE LLP

Chartered Professional Accountants

Vancouver, Canada

March 9, 2015

(July 23, 2015 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting (revised))

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver, BC V7Y 1K3	Telephone	(604) 691-3000
Canada	Internet	www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheet as at December 31, 2013, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2013 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012, in accordance with US generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

February 25, 2014

Vancouver, Canada

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)

December 31, 2014 and 2013

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$93,282	$178,513
Short-term investments	723	32,091
Accounts receivable (note 5)	46,849	59,315
Inventories (note 6)	41,824	40,626
Prepaid expenses	4,641	6,072
Current portion of deferred income tax assets (note 19(b))	3,556	3,109
	190,875	319,726
Long-term investments (note 7)	33,324	22,128
Other assets	3,819	2,245
Property, plant and equipment (note 9)	58,134	67,349
Intangible assets (note 10)	27,920	38,344
Deferred income tax assets (note 19(b))	271	379
Goodwill (note 11)	23,352	41,500
	$337,695	$491,671
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$55,502	$54,792
Current portion of deferred revenue	1,782	6,727
Current portion of deferred income tax liabilities (note 19(b))	398	468
Current portion of long-term debt (note 13)	18,955	53,025
Current portion of warranty liability (note 14)	9,696	9,955
	86,333	124,967
Warranty liability (note 14)	13,413	18,890
Long-term debt (note 13)	59,587	12,988
Deferred revenue	3,795	4,580
Deferred income tax liabilities (note 19(b))	4,954	4,903
Other long-term liabilities (note 15)	1,605	2,441
	169,687	168,769
Shareholders’ equity:
Share capital (note 17):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
63,480,722 (2013 - 62,733,762) common shares	930,857	916,497
Other equity instruments	7,767	13,834
Additional paid in capital	9,837	8,205
Accumulated deficit	(764,960)	(615,342)
Accumulated other comprehensive income	(15,493)	(292)
	168,008	322,902
Commitments and contingencies (note 22)
	$337,695	$491,671

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Douglas R. King”	Director	“Jill Bodkin”	Director

1

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Years ended December 31,
	2014	2013	2012
Product revenue	$118,015	$148,001	$132,382
Service and other revenue (note 21)	12,554	16,031	23,244
	130,569	164,032	155,626
Cost of revenue and expenses:
Cost of product revenue	97,923	148,690	102,486
Research and development (note 17(d) and 18)	76,580	91,132	73,198
General and administrative (note 17(d))	40,319	46,475	44,811
Sales and marketing (note 17(d))	25,489	28,707	30,112
Foreign exchange (gain) loss	(3,434)	(15,168)	1,185
Depreciation and amortization (note 9 and 10)	18,666	16,288	11,395
Bank charges, interest and other	703	595	737
Impairment of long lived assets	5,238	4,838	—
Provision for inventory purchase commitments (note 12 and 22(b))	4,106	—	—
Intangible impairment (note 10)	5,823	1,721	—
Goodwill impairment (note 11)	18,543	34,964	—
	289,956	358,242	263,924
Loss from operations	(159,387)	(194,210)	(108,298)
Income from investments accounted for by the equity method	14,222	13,444	16,190
Interest on long-term debt and amortization of discount	(5,849)	(4,789)	(5,354)
Interest and other income	817	1,018	426
Loss before income taxes	(150,197)	(184,537)	(97,036)
Income tax expense (recovery) (note 19):
Current	606	1,414	2,147
Deferred	(1,185)	(541)	(409)
	(579)	873	1,738
Net loss for the year	$(149,618)	$(185,410)	$(98,774)
Other comprehensive income (loss):
Cumulative translation adjustment	(15,201)	(17,308)	3,745
Comprehensive loss	$(164,819)	$(202,718)	$(95,029)
Loss per share:
Basic and diluted	$(2.37)	$(3.22)	$(1.83)
Weighted average common shares outstanding:
Basic and diluted	63,130,022	57,633,190	54,072,513

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income	equity
January 1, 2012	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	152,590
Issue of common shares on exercise of stock options	93,044	1,492	—	(523)	—	—	969
Issue of common shares on exercise of share units	420,446	6,597	(6,597)	—	—	—	—
Issue of common shares on public offering	6,325,000	273,556	—	—	—	—	273,556
Share issue costs	—	(8,126)	—	—	—	—	(8,126)
Stock-based compensation	—	—	9,713	2,408	—	—	12,121
Net loss for the year	—	—	—	—	(98,774)	—	(98,774)
Other comprehensive loss	—	—	—	—	—	3,745	3,745
December 31, 2012	55,294,091	733,385	9,228	6,384	(429,932)	17,016	336,081
Issue of common shares on exercise of stock options	111,986	1,147	—	(406)	—	—	741
Issue of common shares on exercise of share units	609,200	10,599	(10,599)	—	—	—	—
Issue of common shares in connection with acquisition	718,485	24,091	—	—	—	—	24,091
Acquisition to be settled by issuance of common shares	—	—	3,285	—	—	—	3,285
Issue of common shares on public offering	6,000,000	152,340	—	—	—	—	152,340
Share issue costs	—	(5,065)	—	—	—	—	(5,065)
Stock-based compensation	—	—	11,920	2,227	—	—	14,147
Net loss for the year	—	—	—	—	(185,410)	—	(185,410)
Other comprehensive loss	—	—	—	—	—	(17,308)	(17,308)
December 31, 2013	62,733,762	916,497	13,834	8,205	(615,342)	(292)	322,902
Issue of common shares on exercise of stock options	43,071	374	—	(132)	—	—	242
Issue of common shares on exercise of share units	608,975	10,701	(10,701)	—	—	—	—
Issue of common shares in connection with acquisition	94,914	3,285	(3,285)	—	—	—	—
Stock-based compensation	—	—	7,919	1,764	—	—	9,683
Net loss for the year	—	—	—	—	(149,618)	—	(149,618)
Other comprehensive loss	—	—	—	—	—	(15,201)	(15,201)
December 31, 2014	63,480,722	$930,857	$7,767	$9,837	$(764,960)	$(15,493)	$168,008

See accompanying notes to consolidated financial statements.

3

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Loss for the period	$(149,618)	$(185,410)	$(98,774)
Items not involving cash:
Depreciation and amortization	18,666	16,288	11,395
Stock-based compensation expense	9,683	14,283	12,468
Unrealized foreign exchange gain	(3,434)	(15,168)	1,185
Deferred income tax (recovery) expense	(1,185)	(541)	(409)
Income from investments accounted for by the equity method	(14,222)	(13,444)	(16,190)
Amortization of long-term debt	2,139	1,643	2,094
Impairment of long lived assets	5,238	4,838	—
Inventory write-downs to net realizable value	2,102	4,925	—
Provision for inventory purchase commitments	4,106	—	—
Intangible impairment	5,823	1,721	—
Goodwill impairment	18,543	34,964	—
Change in fair value of derivative liability and bad debt expense	1,338	(37)	340
Changes in non-cash operating working capital:
Accounts receivable	11,629	(12,289)	6,733
Inventories	(1,367)	5,179	(7,920)
Prepaid expenses	(556)	513	179
Accounts payable and accrued liabilities	(4,749)	(2,064)	(742)
Deferred revenue	(5,096)	5,208	3,115
Warranty liability	(5,797)	22,602	1,979
	(106,757)	(116,789)	(84,547)
Cash flows from investing activities:
Purchase of property, plant and equipment	(10,249)	(26,450)	(30,363)
Purchase of intangible assets	—	—	(989)
Maturity (purchase) of short-term investments, net	31,369	(5,771)	(22,520)
Repayment of loan receivable	—	—	2,494
Increase loan payable	—	—	2,450
Repayment of loan payable	—	—	(21,840)
Acquisitions, net of acquired cash (note 4)	(3,053)	1,178	(1,125)
Dividends received from joint ventures	3,200	8,287	22,600
	21,267	(22,756)	(49,293)
Cash flows from financing activities:
Increase in operating lines of credit	—	—	4,245
Repayment of long term facilities	(9,540)	(13,678)	(9,843)
Issuance of long term debenture notes	17,797	—	—
Finance costs incurred	(2,033)	—	—
Proceeds from stock options exercised	242	741	969
Shares issued for cash	—	152,340	273,556
Share issuance costs	—	(5,065)	(8,126)
	6,466	134,338	260,801
Effect of foreign exchange on cash and cash equivalents	(6,207)	(5,238)	(1,288)
(Decrease) increase in cash and cash equivalents	(85,231)	(10,445)	125,673
Cash and cash equivalents, beginning of period	178,513	188,958	63,285
Cash and cash equivalents, end of period	$93,282	$178,513	$188,958

See accompanying notes to consolidated financial statements.

4

Westport Innovations Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2014	2013	2012
Supplementary information:
Interest paid	$4,702	$3,911	$3,532
Taxes paid, net of refunds	871	1,321	1,982
Non-cash transactions:
Shares issued on exercise of performance share units	10,701	10,599	6,597
Common shares issued in connection with acquisitions (note 4b)	3,285	24,091	—

 See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

1.	Company organization and operations:

Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9 litre), medium (5.9 to 10 litre), heavy-duty (11 to 16 litre) and high horsepower (>16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to using an abundant, relatively inexpensive alternative fuel. The Company’s systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. The Company’s research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is considered the primary beneficiary.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has sustained net losses over the past several years and as at December 31, 2014 have an accumulated a deficit of $765.0 million. As at December 31, 2014 the Company has cash and cash equivalents of $93.3 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. Over the past year, the Company has taken immediate actions to right-size the business structure and reduce expenses through activities including staff reductions and deferral of non-core development programs.  Management believes these factors will contribute toward achieving profitability, though further expense reductions may be required. However, there can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2014, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(b)	Foreign currency translation:

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (“RMB”), and Swedish Krona.  The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(a)	Foreign currency translation (continued):

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the year ended:
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Canadian dollar	0.86	0.94	0.91	0.97
Australian dollar	0.82	0.89	0.90	0.97
Euro	1.21	1.38	1.33	1.33
RMB	0.16	0.17	0.16	0.16
Swedish Krona	0.13	0.16	0.15	0.15

(c)	Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(d)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized.  A decline in value that is considered other than temporary is recognized in net loss for the period.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(e)	Accounts receivable, net:

Accounts receivable are measured at amortized cost.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

(f)	Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(g)	Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided as follows:

Assets	Basis	Rate

Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(h)	Long-term investments:

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity basis of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments.

(i)	Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are deferred in other assets on initial recognition and are amortized using the effective interest rate method.

(j)	Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(k)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(l)	Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(m)	Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(n)	Goodwill impairment:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any.  The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two.  Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, which may include discounted cash flows and market multiple analyses.  These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

(o)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(p)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic warranty coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated costs expected to be incurred related to servicing these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue. Extended warranty costs are expensed as period costs as incurred.

(q)	Revenue recognition:

Product revenue

The Company’s primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product revenue is recognized when contractual terms are agreed upon, the price is fixed or determinable, the products are shipped and title passes to the customer and collectability is reasonably assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones.  Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement.  There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services.  These contracts provide for the payment for services based on the performance of work under product development programs.  Revenues are recognized under these contracts based on the percentage of completion method of accounting.  The components to measure percentage of completion are complex and subject to many variables.  Components may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed.  When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.  There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

2.	Significant accounting policies (continued):

(q)	Revenue recognition (continued):

Arrangements with customers may include multiple deliverables, including any combination of products, services, and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) best estimate of selling price (BESP), which are determined as follows:

VSOE-In limited circumstances are products sold separately in stand-alone arrangements.  In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

TPE-VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

BESP-The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company’s operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company’s operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(r)	Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

3.	Accounting Changes

(a)	Adoption of new accounting standards:

Income taxes:

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”).  ASU 2013-11's purpose is to eliminate the diversity in the presentation of unrecognized tax benefits.  Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or where the entity does not intend to use the deferred tax asset for this purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  This new guidance was applied prospectively effective on January 1, 2014.  The adoption of this update did not have a material impact on the Company's consolidated financial statements.

(b)	New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations

(a)	Acquisition of Prins Autogassystemen Holding B.V.

On December 2, 2014 (“the acquisition date”), the Company acquired 100% of the outstanding shares of Prins Autogassystemen Holding B.V. (“Prins”) for a base purchase price of EUR 12,200 ($15,017). The Company paid cash of EUR 2,500 ($3,112) and assumed debt of EUR 9,700 ($11,905). The results of Prins's consolidated operations have been included since December 2, 2014. Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types.

The Company recognized $342 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2014.

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Consideration allocated to:
Other tangible assets, including cash of $61	$13,138
Property, plant and equipment	3,824
Intangible assets subject to amortization over 5 years	3,024
Goodwill	3,221
Total assets acquired	$23,207

Less:
Current liabilities	7,211
Deferred income tax liabilities	979
Debt assumed (note 13b and c)	11,905
$20,095

Total net assets acquired	$3,112

Consideration:
Paid to sellers	$3,112

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations (continued):

Intangible Assets

The fair value of intangible assets is $3,024 and is assigned to customer relationships.  The intangible assets will be amortized over their estimated useful life of 5 years.

Inventory

The fair value of $4,975 assigned to inventory was based on estimated selling prices and selling costs associated with the inventory.

Goodwill

Of the total consideration paid, $3,221 has been allocated to goodwill. The entire goodwill recognized is assigned to the Applied Technologies and is not deductible for tax purposes.

Land and Building

The fair value of $3,824 assigned to land and building was based on valuations of similar buildings in the area and will be amortized over its estimated useful life of 15 years.

The consolidated financial statements reflect consolidated revenue and net loss for Prins of $1,196 and $(301), respectively, from December 2, 2014 to December 31, 2014.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of Prins had occurred on January 1, 2013.  This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2013, nor are they indicative of any future results.

	Years ended December 31,
	2014	2013
Revenue
Revenue for the period	$130,569	$164,032
Add: BAF - see (note 4(b))	—	7,249
Add: Prins	30,993	30,885
Pro forma revenue for the period	$161,562	$202,166

Net Loss
Net loss for the period	$(149,618)	$(185,410)
Add: BAF - see (note 4(b))	—	(4,038)
Add: Prins	91	9,164
Pro forma net loss for the period	$(149,527)	$(180,284)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Prins to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2013, together with the consequential tax effects.

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations (continued):

(b)	Acquisition of BAF Technologies, Inc. (“BAF”):

On June 28, 2013 (“the acquisition date”), the Company acquired 100% of the outstanding common shares of BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) from Clean Energy Fuels Corp. (“Clean Energy”). The results of BAF’s consolidated operations have been included since July 1, 2013 in these consolidated financial statements in the On-Road Systems segment. BAF is a natural gas vehicle business that supports customers with vehicle conversions under Ford’s Qualified Vehicle Modifier (“QVM”) program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and validation.

Pursuant to the Stock Purchase Agreement, the acquisition was settled with 816,460 of the Company’s common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares (“Holdback shares”), with a fair value of $3,285, were issued. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share).

As part of the business acquisition, the Company entered into a marketing agreement (“Marketing Agreement”) with Clean Energy, effective on the acquisition date for a period of two years. The Company was required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement have been accounted for as a separate transaction from the business combination and the Company has determined the fair value of these products and services to be $2,678. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The fair value of the products and services of the Marketing Agreement was determined using Level 1 and Level 2 inputs.

The excess of the consideration payable of $5,000 and the fair value of the goods and services to be received separate from the business combination of $2,322 has been included as purchase consideration for the acquisition of BAF.

The following table summarizes management’s final fair market valuation of the assets acquired and liabilities assumed at the acquisition date based on the results of a valuation report issued by a third-party valuation firm.

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations (continued):

(b)	Acquisition of BAF (continued):

Consideration allocated to:
Other tangible assets, including cash of $1,178	$9,116
Property, plant and equipment	905
Intangible assets subject to amortization over 3 to 10 years	7,729
Goodwill	18,542

Total assets acquired	36,292
Less: total liabilities	(6,594)

Total net assets acquired	$29,698

Consideration:
Payable to Clean Energy	$2,322
Common shares issued	24,091
Common shares to be issued	3,285

$29,698

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations (continued):

(b)	Acquisition of BAF (continued):

The Company recognized $493 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2013.

Intangible Assets

The fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	Assigned fair value	Weighted average amortization period
Customer relationships	$6,350	8 years
Core technology	160	10 years
Other intangibles	1,219	3 years
Total	$7,729	7 years

Inventory

The fair value of $5,792 assigned to inventory was based on assumptions about the selling prices and selling costs associated with the inventory.

Deferred Income taxes

The Company recognized a deferred income tax liability of $296 relating to the difference in book and tax bases of acquired assets.

Goodwill

Of the total consideration paid, $18,542 has been allocated to goodwill.  The entire goodwill amount recognized is assigned to the On-Road Systems segment.  The goodwill recognized is attributable primarily realizing expected synergies that are specific to the Company’s business.  The goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for BAF of $17,097 and $3,512, respectively, from June 28, 2013 to December 31, 2013.

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

4. Business Combinations (continued):

(b)	Acquisition of BAF (continued):

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012.  This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	Years ended December 31,
	2013	2012
Revenue	$171,281	$181,972
Net loss	$(189,448)	$(100,946)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

5.	Accounts Receivable:

	December 31, 2014	December 31, 2013
Customer trade receivable	$43,256	$54,017
Government funding receivable	38	483
Due from joint venture (note 20)	2,538	3,621
Other receivables	3,269	2,689
Income tax receivable	499	77
Allowance for doubtful accounts	(2,751)	(1,572)
	$46,849	$59,315

6.	Inventories:

	December 31, 2014	December 31, 2013
Purchased parts	$28,227	$23,228
Work-in-process	4,879	10,770
Finished goods	8,718	6,628
	$41,824	$40,626

During the year ended December 31, 2014, the Company recorded write-downs to net realizable value of approximately $2,102 (year ended December 31, 2013 - $4,925; year ended December 31, 2012 - $233).

7.	Long-term investments:

	December 31, 2014	December 31, 2013
Weichai Westport Inc. (a)	$18,791	$14,534
Cummins Westport Inc. (b)	13,196	7,191
Other equity accounted for investees	1,337	403
	$33,324	$22,128

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

7.	Long-term investments (continued):

(a)   Weichai Westport Inc.:

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (“CNG”) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the year ended December 31, 2014, the Company recognized its share of WWI’s income of $6,027 (year ended December 31, 2013 - $4,264; year ended December 31, 2012 - $2,881), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	December 31, 2014	December 31, 2013
Current assets:
Cash and short-term investments	$11,734	$4,696
Accounts receivable	72,121	31,967
Inventory	83,594	80,412
Other current assets	1,249	176
Long-term assets
Property, plant and equipment	5,736	7,021
Deferred income tax assets	7,781	6,874
Total assets	$182,215	$131,146
Current liabilities:
Accounts payable and accrued liabilities	$128,838	$93,016
Total liabilities	$128,838	$93,016

	Years ended December 31,
	2014	2013	2012
Product revenue	$618,465	$466,580	$272,086
Cost of revenue and expenses:
Cost of product revenue	565,943	429,238	247,299
Operating expenses	32,227	22,846	15,022
	598,170	452,084	262,321
Income before income taxes	20,295	14,496	9,765
Income tax expense	3,076	2,315	1,536
Income for the period	$17,219	$12,181	$8,229

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

7.	Long-term investments (continued):

(b)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“JVA”) focusing CWI on developing markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

The joint venture has a term of ten years from the date of the JVA and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a variable interest entity ("VIE"). Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

For the year ended December 31, 2014, the Company recognized its share of CWI’s income of $8,136 (year ended December 31, 2013 - $9,433; year ended December 31, 2012 - $13,232), as income from investment accounted for by the equity method.

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

7.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI are as follows:

	December 31, 2014	December 31, 2013
Current assets:
Cash and short-term investments	$107,415	$73,736
Accounts receivable	12,741	4,645
Current portion of deferred income tax assets	21,967	13,958
Other current assets	116	210
Long-term assets:
Property, plant and equipment	1,294	1,096
Deferred income tax assets	29,408	21,698
Total assets	$172,941	$115,343
Current liabilities:
Current portion of warranty liability	$48,818	$18,395
Current portion of deferred revenue	8,029	5,478
Accounts payable and accrued liabilities	6,419	7,772
	63,266	31,645
Long-term liabilities:
Warranty liability	43,983	49,174
Deferred revenue	34,345	17,815
Other long-term liabilities	2,771	2,400
	81,099	69,389
Total liabilities	$144,365	$101,034

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

7.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

		Years ended December 31,
	2014	2013	2012
Product revenue	$283,551	$261,012	$161,741
Parts revenue	53,683	49,639	36,274
	337,234	310,651	198,015
Cost of revenue and expenses:
Cost of product and parts revenue	270,832	246,403	136,575
Research and development	21,131	21,522	12,114
General and administrative	1,202	1,348	1,417
Sales and marketing	22,514	17,839	12,541
Foreign exchange (gain) loss	34	(7)	(18)
Bank charges, interest and other	805	607	472
	316,518	287,712	163,101
Income from operations	20,716	22,939	34,914
Interest and investment income	260	117	530
Income before income taxes	20,976	23,056	35,444
Income tax expense (recovery):
Current	21,514	24,600	16,362
Deferred	(15,719)	(18,566)	(6,517)
	5,795	6,034	9,845
Income for the period	$15,181	$17,022	$25,599

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

8.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI.  Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins.  The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at December 31, 2014		Balance at December 31, 2013
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$13,196	$13,196	$7,191	$7,191
Accounts receivable	2,538	2,538	3,621	3,621

25

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

9.	Property, plant and equipment:

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value
Land and buildings	$3,015	$—	$3,015
Computer equipment and software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$112,879	$54,745	$58,134

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value
Computer equipment and software	$9,652	$6,174	$3,478
Furniture and fixtures	6,608	1,692	4,916
Machinery and equipment	86,067	32,099	53,968
Leasehold improvements	15,084	10,097	4,987
	$117,411	$50,062	$67,349

As at December 31, 2014, equipment with a cost of $16,572 (December 31, 2013 - $18,788) and a net book value of $1,714 (December 31, 2013 - $5,465) is held under capital lease.

Depreciation expense for the year ended December 31, 2014 was $14,106 (year ended December 31, 2013 - $12,246; year ended December 31, 2012 - $8,131).

26

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

10.	Intangible assets:

		Accumulated	Net book
December 31, 2014	Cost	amortization	value
Patents and trademarks	$18,425	$3,445	$14,980
Technology (1)	6,449	3,142	3,307
Customer contracts (1)	13,762	4,163	9,599
Other intangibles (1)	62	28	34
Total	$38,698	$10,778	$27,920

		Accumulated	Net book
December 31, 2013	Cost	amortization	value
Patents and trademarks	$20,974	$2,900	$18,074
Technology	7,468	2,796	4,672
Customer contracts (2)	18,447	3,886	14,561
Other intangibles	1,262	225	1,037
Total	$48,151	$9,807	$38,344

27

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

10.	Intangible assets (continued):

(1) The Company reviews its long-lived assets for impairment including property, plant and equipment, and intangible assets whenever events and changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5,823 were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $115, customer contracts by $4,705 and other intangibles by $1,003 for the On-Road Systems segment.

(2) During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts.  An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts.  Accordingly, an intangible impairment charge of $1,721 related to customer contracts in Sweden was recognized in the On-Road Systems segment.  The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital.

During the year ended December 31, 2014, amortization of $4,560 (December 31, 2013 - $4,042; year ended December 31, 2012 - $3,264) was recognized in the statement of operations.

The expected amortization of intangible assets for fiscal 2015 to 2019 is $3,345 per year.

11.	Goodwill:

A continuity of goodwill is as follows:

	December 31, 2014	December 31, 2013
Balance, beginning of period:	$41,500	$56,879
Acquisition of Prins (note 4(a))	3,221	—
Acquisition of BAF (note 4(b))	—	18,542
Impairment losses	(18,543)	(34,964)
Impact of foreign exchange changes	(2,826)	1,043
Balance, end of period	$23,352	$41,500

28

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

11.	Goodwill (continued):

An assessment of the carrying value of goodwill was conducted as of November 30, 2014. Based on the Company’s assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $18,543 in the On-Road Systems segment for the year ended December 31, 2014. The goodwill impairment charge was driven by the significant decline in the price of oil and a significant loss of revenue from the lower than expected adoption rate of natural gas vehicles.

The remaining goodwill of $23,352 relates to the Applied Technologies segment. The fair value of the segment exceeded the carrying amount of goodwill.

For the year ended December 31, 2013 an assessment of the carrying value of goodwill was conducted as of November 30, 2013.  Based on the Company’s assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $34,964.  A goodwill impairment loss of $30,067 and $4,897 was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013.  In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

For 2013 and 2014, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

12.	Accounts payable and accrued liabilities:

	December 31, 2014	December 31, 2013
Trade accounts payable	$41,796	$42,872
Accrued payroll	5,270	7,937
Accrued interest	1,237	893
Income taxes payable	580	709
Other payables (note 22b)	6,619	2,381
	$55,502	$54,792

29

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

13.	Long-term debt:

	December 31, 2014	December 31, 2013
Subordinated debenture notes (a)	$46,491	$33,847
Senior financing (b)	15,910	15,941
Senior revolving financing (c)	12,101	13,779
Other bank financing (d)	2,646	403
Capital lease obligations (e)	1,394	2,043
	78,542	66,013
Current portion	(18,955)	(53,025)
	$59,587	$12,988

(a)         On September 23, 2011, the Company raised $33,720 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis (the “Initial Debentures”). The Initial Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. The Initial Debentures were redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures were redeemedable at a price equal to $1,100 per $1,000 principal amount.

On June 27, 2014, the Company raised $17,797 (CDN$19,000) through the issuance of debentures to Richardson GMP Limited (“RGMP”), formerly Macquarie Private Wealth Inc. on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures totaling $51,517 (CDN$55,000) are composed of the Additional Debentures $17,797 (CDN$19,000) and the Amended Initial Debentures $33,720 (CDN$36,000). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The New Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures after September 15, 2015 and on or before March 15, 2016. After March 15, 2016 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be $1,169 (CDN$1,249), which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The Company accreted $82 of the embedded derivative discount for the year ended December 31, 2014 (2013 $Nil ). The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The fair value adjustment recorded for the year ended December 31, 2014 was $(1,082) (2013 $Nil). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

30

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

13.	Long-term debt (continued):

(b)

	December 31, 2014	December 31, 2013
Emer Senior Financing (1)	$9,376	$15,941
Prins Senior Financing (2)	3,630	—
Prins Senior Mortgage Loan (3)	2,904	—
	$15,910	$15,941

(1)           The Emer S.p.A ("Emer")senior financing agreement bears interest at the 6-month Euribor plus 2.5% (2.7% as at December 31, 2014) and is recorded at amortized cost using the effective interest rate method.  Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

(2)           A total of $7,521 Prins senior financing was assumed on the acquisition of Prins (note 4a). Principal of $3,891 was repaid on December 2, 2014. The senior financing agreement bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

(3)           The Prins senior mortgage loan was assumed on the acquisition of Prins (note 4a). The senior mortgage loan bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

The principal repayment schedule of the senior financings are as follows for the years ended December 31:

	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Total
2015	$4,020	$1,633	$363	$6,016
2016	4,239	1,997	363	6,599
2017	1,117	—	363	1,480
2018	—	—	363	363
2019 and thereafter	—	—	1,452	1,452
	$9,376	$3,630	$2,904	$15,910

(c)           The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2014) and will be repaid through two principal payments of $6,050 (€5,000) on March 31, 2016 and October 2, 2017. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2014, the Company is in compliance with all covenants under the financing arrangements.

31

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

13.	Long-term debt (continued):

(d)

	December 31, 2014	December 31, 2013
Emer other financing (1)	$1,129	$247
Prins other financing (2)	1,424	—
Other financing	93	156
	$2,646	$403

(1)           Emer other financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.01% to 2.90% (2013 - 1.01% to 8.00%) and are payable on maturity dates ranging from June 23, 2015 to June 23, 2017.

(2)          Prins other bank financing consists of a credit facility for maximum borrowings of €2,000. The credit facility bears interest at the 3 month Euribor + 3.5% (3.6% as of December 31, 2014). The credit facility is governed by an accounts receivable list requirement limiting such borrowings to 60% of accepted accounts receivable.

(e)          The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 3.07% to 4.93% (2013 - 3.07% to 7.32%).  The capital lease obligations require the following minimum annual principal payments during the respective fiscal years:

2015	$522
2016	328
2017	327
2018	191
2019	26
$1,394

(f)          The Company has a credit facility for maximum borrowings of CDN$30,000.  The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75%  (2013 - 0.75%) per annum.  As at December 31, 2014 and 2013, no amounts of this credit facility were drawn.

32

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

14.	Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2014	2013	2012
Balance, beginning of period	$28,845	$6,380	$4,401
Warranty assumed on acquisition	1,952	582	—
Warranty claims	(10,709)	(5,397)	(3,099)
Warranty accruals	2,734	4,153	5,303
Change in estimate	—	22,837	—
Impact of foreign exchange changes	287	290	(225)
Balance, end of period	$23,109	$28,845	$6,380
Less: Current portion	(9,696)	(9,955)	(2,072)
Long-term portion	$13,413	$18,890	$4,308

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts.  As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts. The warranty liability was reviewed in the fourth quarter of 2014, and no change in estimate was required.

15.	Other long-term liabilities:

	December 31, 2014	December 31, 2013
Severance indemnity (a)	$1,519	$1,547
Contingent consideration payable related to AFV acquisition (b)	1,240	878
Derivative Liability (note 13a)	86	—
Deferred lease inducements	—	16
	$2,845	$2,441
Current portion (included in accounts payable and accrued liabilities, other payables)	(1,240)	—
	$1,605	$2,441

(a)          Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company’s employees in Italy.

33

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

15.	Other long-term liabilities continued:

(b)          The total purchase price to acquire AFV also includes earn-out payments payable in the Company’s shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration has a fair value of $407 as at December 31, 2014 (December 31, 2013 - $427).

The Company recorded compensation expense relating to two employees of AFV who receive earn-out payments in the Company’s shares that are tied to revenue and production milestones to be achieved no later than December 31, 2014 and contingent upon continuing employments. This contingent consideration has a fair value of $833 as at December 31, 2014 (December 31, 2013 - $451).

Subsequent to year end 325,073 shares were issued in connection with the earn-out payments described above at $4.51CDN per share.

34

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

16.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended December 31, 2014, 2013 and 2012, government assistance of $892, $640 and $842 was received or receivable by the Company, respectively, which has been recorded as a reduction of the related research and development expenditures (Note 18).

Under the terms of an agreement with the Industry Canada’s Industrial Technologies Office (“ITO”), from April 1, 2008 to March 31, 2015, inclusively, the Company is obligated to pay annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33% of the Company’s annual revenue provided that gross revenue exceeds $11,638 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $24,389 (CDN$28,200). For the year ended December 31, 2014, $1,481 (December 31, 2013 - $1,164) in royalties have been paid or are payable of which $1,470 (December 31, 2013 - $1,269) remains accrued in accounts payable and accrued liabilities as at December 31, 2014. As at December 31, 2014, cumulative royalties of CDN$8,364 have been paid.

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total CDN$1,000. As at December 31, 2014, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

17.	Share capital, stock options and other stock-based plans

During the year ended December 31, 2014, the Company issued 652,046 common shares, net of cancellations, upon exercises of stock options and share units (year ended December 31, 2013 – 721,186 common shares; year ended December 31, 2012 – 513,490 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

On June 30, 2014 the Company issued 94,914 common shares at a price of $33.53 per share (note 4(b)).

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 per share.  Gross proceeds totaled $152,340, and the Company incurred share issuance costs of $5,065.

On June 28, 2013, the Company issued 718,485 common shares at a price of $33.53 per share as part of the consideration paid to acquire BAF (note 4(b)).

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556, and the Company incurred share issuance costs of $8,126.

35

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

17.	Share capital, stock options and other stock-based plans (continued):

At the Company's 2012 annual general meeting, the Company’s shareholders ratified and approved the Westport Omnibus Plan and reserved 8,000,000 common shares under this plan. Under the Westport Omnibus Plan, stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be granted and are exercisable into common shares of the Company for no additional consideration.  Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

(a)	Stock options:

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company’s stock option plan as of December 31, 2014, December 31, 2013 and December 31, 2012 and changes during the periods then ended are presented as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)
Outstanding, beginning of period	816,450	$30.20	996,047	$27.78	328,027	$8.96
Granted	—	—	—	—	770,727	33.77
Exercised	(43,071)	6.17	(111,986)	6.80	(93,044)	10.49
Forfeited/expired	(741,156)	33.82	(67,611)	33.72	(9,663)	33.36
Outstanding, end of period	32,223	$17.64	816,450	$30.20	996,047	$27.78
Options exercisable, end of period	32,223	$17.64	305,506	$24.15	226,487	$8.06

36

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

17.	Share capital, stock options and other stock-based plans (continued):

During the year ended December 31, 2014, the Company recognized $1,764 (year ended December 31, 2013 - $2,094; year ended December 31, 2012 - $2,705) in stock-based compensation related to stock options.

No stock options were granted during the year ended December 31, 2014 or the year ended December 31, 2013.

The fair value of the options granted during the year ended December 31, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility –  47.79%, risk free interest rate –  0.38%; expected life of options –  3 years. The weighted average grant date fair value was  $10.97 for options granted for the fiscal year ended December 31, 2012.

As at December 31, 2014, an immaterial amount of compensation cost related to stock option awards has yet to be recognized in results from operations and will be fully recognized in 2015.

37

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

17.	Share capital, stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2014, the Company recognized $7,919 (year ended December 31, 2013 - $12,189; year ended December 31, 2012 – $9,763) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2014, December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,200,591	$23.68	1,095,094	$20.68	1,250,917	$18.04
Granted	5,792,162	10.54	742,140	30.21	185,705	35.99
Exercised/Vested	(608,975)	19.52	(448,526)	24.44	(337,228)	19.34
Forfeited/expired	(1,045,905)	21.75	(188,117)	29.80	(4,300)	19.67
Outstanding, end of period	5,337,873	$10.27	1,200,591	$23.68	1,095,094	$20.68
Units outstanding and exercisable, end of period	142,166	$11.67	224,638	$11.20	262,615	$8.86

During 2014, 5,792,162 units (December 31, 2013 - 742,140) were granted to employees. This included 4,820,763 Restricted Share Units (RSUs (2013 - 352,485) and 971,399 Performance Share Units (PSUs) (2013 - 389,655). Values of RSU awards are determined based on the fair market value of the underlying Common Share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time - it depends on future performance and the other conditions tied to the payout of the PSU. Values of PSU awards are determined based on the fair market value of the underlying Common Shares on the date of the grant (and generally assuming the issuance of one Common Share to be issued per PSU), calculated as the number of Common Shares issuable on settlement of the PSUs multiplied by a fair value as determined based on a Monte-Carlo simulation. During 2014, 963,575 PSUs (2013 - 54,876) were canceled or forfeited (2013 - 54,876).

As at December 31, 2014, $30,102 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.42 years.

38

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

17.	Share capital, stock options and other stock-based plans (continued):

(c)	Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s stock option awards and share units at December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
	CDN$	CDN$
Stock options:
Outstanding	$—	$1,337
Exercisable	—	1,337
Exercised	364	2,667
Share units:
Outstanding	$23,433	$24,960
Exercisable	624	4,670
Exercised	7,238	18,041

39

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

17.	Share capital, stock options and other stock-based plans (continued):

(d)	Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Years ended December 31,
	2014	2013	2012
Research and development	$1,749	$2,195	$2,251
General and administrative	5,884	10,201	6,752
Sales and marketing	2,050	1,887	3,465
	$9,683	$14,283	$12,468

18.	Research and development expenses:

Research and development expenses are recorded net of government assistance received or receivable.  The research and development expenses had been incurred and program funding had been received or receivable are as follows:

	Years ended December 31,
	2014	2013	2012
Research and development expenses	$77,472	$91,772	$74,040
Government assistance (note 16)	(892)	(640)	(842)
Research and development	$76,580	$91,132	$73,198

40

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

19.	Income taxes:

(a)          The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2014 (year ended December 31, 2013 – 26%; nine months ended December 31, 2012 – 25%) as follows:

	Years ended December 31,
	2014	2013	2012
Loss before income taxes	$(150,197)	$(184,537)	$(97,036)
Expected income tax recovery	(39,051)	(47,979)	(24,259)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	2,495	3,619	3,019
Other permanent differences	(446)	(2,562)	(2,158)
Withholding taxes	969	590	1,187
Change in enacted rates	—	—	62
Foreign tax rate differences, foreign exchange and other adjustments	7,409	3,858	(382)
Non-taxable income from equity investment	(3,739)	(2,851)	(3,308)
Change in valuation allowance	25,784	37,391	27,577
Goodwill impairment	4,748	8,807	—
Change in uncertain tax position	1,252	—	—
Income tax expense (recovery)	$(579)	$873	$1,738

41

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

19.	Income taxes (continued):

(b)	The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2014	December 31, 2013
Deferred income tax assets:
Net loss carry forwards	$129,258	$108,083
Intangible assets	4,091	4,276
Property, plant and equipment	6,836	5,446
Financing and share issuance costs	1,533	2,696
Warranty liability	5,131	5,726
Deferred revenue	1,416	1,191
Inventory	2,336	2,017
Research and development	2,733	2,341
Other	7,262	6,410
Total gross deferred income tax assets	160,596	138,186
Valuation allowance	(152,207)	(126,424)
Total deferred income tax assets	8,389	11,762
Deferred income tax liabilities:
Intangible assets	6,386	9,884
Property, plant and equipment	2,754	3,132
Other	774	650
Total deferred income tax liabilities	9,914	13,666
Total net deferred income tax liabilities	$1,525	$1,904
Allocated as follows:
Current deferred income tax assets	3,556	3,109
Current deferred income tax liabilities	(398)	(468)
Long-term deferred income tax assets	271	379
Long-term deferred income tax liabilities	(4,954)	(4,903)
Total net deferred income tax liabilities	$(1,525)	$(1,883)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

42

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

19.	Income taxes (continued):

(b) (continued):

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Beginning balance	$126,424	$89,033
Additions	25,783	37,391
Reductions	—	—
Ending valuation allowance	$152,207	$126,424

(c)	The components of the Company’s income tax expense (recovery) are as follows:

	Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Year ended December 31, 2014:
Canada	$(87,783)	165	301	$466
United States	(49,577)	8	—	8
Italy	(3,834)	521	(1,463)	(942)
Other	(9,003)	(88)	(23)	(111)
	$(150,197)	$606	$(1,185)	$(579)
Year ended December 31, 2013:
Canada	$(99,188)	$444	$89	$533
United States	(31,019)	56	(295)	(239)
Italy	(27,247)	836	(311)	525
Other	(27,083)	78	(24)	54
	$(184,537)	$1,414	$(541)	$873
Year ended December 31, 2012:
Canada	$(93,688)	$1,339	$53	$1,392
United States	(1,589)	(62)	—	(62)
Italy	(318)	775	25	800
Other	(1,441)	95	(487)	(392)
	$(97,036)	$2,147	$(409)	$1,738

43

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

19.	Income taxes (continued):

(d)           The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2015	2016	2017	2018	2019	2020 and later	Total
Canada	$—	$—	$—	$—	$—	$387,553,717	$387,553,717
Italy	—	—	—	—	—	6,429,576	6,429,576
United States	—	—	—	—	—	55,353,513	55,353,513
Sweden	—	—	—	—	—	13,710,864	13,710,864
Other	—	—	—	1,085,596	6,725,731	7,834,119	15,645,446
Total	$—	$—	$—	$1,085,596	$6,725,731	$470,881,789	$478,693,116

(e)           The Company has not recognized a deferred income tax liability for the undistributed earnings of certain foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)           The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2014, the total amount of the Company’s uncertain tax benefits was $1,230 (year ended December 31, 2013 - nil). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2009 to 2014 taxation years remain open to examination by the Internal Revenue Service and the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

A reconciliation of the change in the reserves for uncertain tax positions from January 1, 2014 to December 31, 2014 is as follows:

Balance as of January 1, 2014	$—
Tax positions related to the current year:
Additions	—
Reductions	—
$—
Tax positions related to prior years:
Additions	1,230
Reductions	—
Settlements	—
Lapses in statutes of limitations	—
Balance as of December 31, 2014	$1,230

20.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at December 31, 2014, net amounts due from CWI total $2,538 (2013 - $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

	Years ended December 31,
	2014	2013	2012
Research and development	$3	$178	$160
General and administrative	1,548	1,351	2,621
Sales and marketing	4,935	4,725	3,683
	$6,486	$6,254	$6,464

During the year ended December 31, 2014, interest of $nil (year ended December 31, 2013 - $nil; year ended December 31, 2012 - $114) was paid to CWI.

44

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

21.	Service and other revenue:

Service and other revenue for the year ended December 31, 2014 consisted of a one-time license revenue of $nil (year ended December 31, 2013 - $nil; year ended December 31, 2012 - $7,923) for the transfer of proprietary know-how, other fee payments of $1,480 (year ended December 31, 2013 - $1,484; year ended December 31, 2012 - $1,414), and service revenue of $11,074 (year ended December 31, 2013 - $14,547; year ended December 31, 2012 - $13,907) under existing development agreements. All costs associated with the development agreements were recorded as research and development expenses in the period incurred.

During the year ended December 31, 2012, the Company entered into an agreement with an original equipment manufacturer (“OEM”) to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection (“HPDI”) technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements and the Company has determined that the license and the development services are separate units of accounting.

22.	Commitments and contingencies:

(a) Contractual Commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2015	$3,946
2016	4,978
2017	5,890
2018	4,969
2019	4,960
Thereafter	33,125

$57,868

For the year ended December 31, 2014, the Company incurred operating lease expense of $3,879 (year ended December 31, 2013 - $5,675; year ended December 31, 2012 - $4,492).

As at December 31, 2014, the Company’s wholly owned subsidiary Emer has provided a total amount of guarantees to third parties of $298, (December 31, 2013 - $342), which include guarantees to its customers for the completion of specific supplies.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

45

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

Note 22: Commitments and contingencies (continued):

(b) Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4,106 in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities (note 12).

46

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

23.	Segmented information:

The financial information for the Company’s business segments evaluated by the Company’s chief operating decision maker (“CODM”) includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces, and sells compressed natural gas (CNG) and liquefied petroleum gas (LPG) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking;

- Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection (HPDI) technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in note 2. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the year ended December 31, 2014 and December 31, 2013.

47

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

23.	Segmented information (continued):

	Years ended December 31,
	2014	2013	2012
Revenue:
Applied Technologies	$86,168	$93,216	$91,675
On-Road Systems	37,031	55,090	37,558
Off-Road Systems	3,789	3,309	3,149
Corporate and Technology Investments	3,581	12,417	23,244
CWI	337,234	310,651	198,015
WWI	618,465	466,580	272,086
Total segment revenues	1,086,268	941,263	625,727
Less: equity investees' revenue	(955,699)	(777,231)	(470,101)
Total consolidated revenues	$130,569	$164,032	$155,626
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange loss (gain), bank charges and other:
Applied Technologies	$(5,204)	$6,635	$9,820
On-Road Systems	(14,431)	(59,843)	(40,937)
Off-Road Systems	(2,744)	(14,218)	(13,653)
Corporate and Technology Investments	(87,363)	(83,546)	(50,211)
CWI	21,555	23,539	35,368
WWI	78,502	14,496	9,765
Total segment operating loss	(9,685)	(112,937)	(49,848)
Less: equity investees’ operating income	(100,057)	(38,035)	(45,133)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange (gain) loss, bank charges and other:	(109,742)	(150,972)	(94,981)
Depreciation and amortization:
Applied Technologies	8,012	7,838	7,905
On-Road Systems	5,561	3,186	1,028
Off-Road Systems	—	450	83
Corporate and Technology Investments	5,093	4,814	2,379
Provision for inventory purchase commitments (On-Road Systems)	4,106	—	—
Losses on impairments, write-downs and disposals
Corporate and Technology Investments	3,458	31,564	—
On-Road Systems	26,146	9,959	—
	52,376	57,811	11,395
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(162,118)	(208,783)	(106,376)
Foreign exchange (gain) loss, bank charges and other	(2,731)	(14,573)	1,922
Loss from operations	(159,387)	(194,210)	(108,298)
Interest on long-term debt and other income (expenses), net	(5,032)	(3,771)	(4,928)
Income from investment accounted for by the equity method	14,222	13,444	16,190
Loss before income taxes	$(150,197)	$(184,537)	$(97,036)

48

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

23.	Segmented information (continued):

	Years ended December 31,
	2014	2013	2012
Total additions to long-lived assets excluding business combinations:
Applied Technologies	$938	$4,408	$3,000
On-Road Systems	1,340	15,555	10,306
Off-Road Systems	—	908	1,481
Corporate and Technology Investments	7,971	5,579	16,565
	$10,249	$26,450	$31,352

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Years ended December 31,
	2014	2013	2012
Americas (including United States)	40	42	38
Asia (including China)	12	11	9
Other (including Italy)	48	47	53

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at December 31, 2014, total goodwill of $23,352 (December 31, 2013 - $22,958) was allocated to Applied Technologies and $nil (December 31, 2013 - $18,542) to On-Road Systems segments.

As at December 31, 2014, total long-term investments of $32,898 (December 31, 2013 - $21,872) was allocated to the Corporate segment and $426 (December 31, 2013 - $256) was allocated to Applied Technologies.

Total assets are allocated as follows:

	December 31, 2014	December 31, 2013
Applied Technologies	$151,428	$144,803
On-Road Systems	130,461	111,323
Off-Road Systems	1,042	6,564
Corporate and Technology Investments and unallocated assets	54,764	228,981
CWI	172,941	115,343
WWI	182,215	131,146
	692,851	738,160
Less: equity investees’ total assets	355,156	246,489
Total consolidated assets	$337,695	$491,671

49

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

23.	Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	December 31, 2014	December 31, 2013
Italy	$53,319	$66,918
Netherlands	9,944	—
Canada	25,083	30,713
United States	20,320	47,322
Sweden	208	322
China	6,329	8,675
Australia	1,233	1,360
	116,436	155,310
Less: equity investees’ long-lived assets	7,030	8,117
Total consolidated long-lived assets	$109,406	$147,193

50

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

24.	Financial instruments:

(a)	Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2014, the Company has $94,005 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2014:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$55,502	$55,502	$55,502	$—	$—	$—
Unsecured subordinated debentures (1)	46,491	68,613	4,950	63,663	—	—
Senior financing (2)	15,910	16,565	6,314	8,353	779	1,120
Senior revolving financing (3)	12,101	12,743	315	12,429	—	—
Other bank financing (4)	2,646	3,135	1,050	478	121	1,485
Capital lease obligations	1,394	1,490	626	665	200	—
Operating lease commitments	—	57,867	3,946	10,868	9,929	33,125
Royalty payments (5)	1,294	15,927	1,164	2,327	2,327	10,108
	$135,338	$231,842	$73,867	$98,783	$13,356	$45,838

(1) Includes interest at 9%.

(2) Includes interest at rates disclosed in note 13(b) in effect at December 31, 2014.

(3) Includes interest at rates disclosed in note 13(c) in effect at December 31, 2014.

(4) Includes interest at rates disclosed in note 13(d) in effect at December 31, 2014.

(5) From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12,693 (CDN$13,500) in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189).  The Company has assumed the minimum required payments.

51

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

24.	Financial instruments (continued):

(c)          Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable.  As at December 31, 2014, 87% (December 31, 2013 - 88%) of accounts receivable relates to customer receivables, 1% (December 31, 2013 - 1%) relates to government grants receivable and 12% (December 31, 2013 - 11%) relates to amounts due from joint venture and indirect, income tax and value added taxes receivable.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible.  Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments and accounts receivable as at December 31, 2014 of $140,854 (December 31, 2013 - $269,919) represents the Company’s maximum credit exposure.

(d)          Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”) and the Euro (“Euro”).  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

52

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

24.	Financial instruments (continued):

(d)	Foreign currency risk (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet  at December 31, 2014 is as follows:

U.S. dollars
Cash and cash equivalents	$69,899
Short-term investments	500
Accounts receivable	14,304
Accounts payable	4,012

Euros
Cash and cash equivalents	€9,190
Accounts receivable	38,916
Accounts payable	27,667

If foreign exchange rates on December 31, 2014 had changed by 25 basis points, with all other variables held constant, net loss for the year ended December 31, 2014 would have changed by $201 and $51 for US dollar denominated and Euro denominated financial instruments, respectively.  The Company’s exposure to currencies other than U.S. dollars and Euros is not material.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2014 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2014 would have increased or decreased by $52.

53

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2014, 2013 and 2012

24.	Financial instruments (continued):

(f)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 13(a)) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 13(b and c)) approximates their fair values as at December 31, 2014, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2014, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

25.	Subsequent Events

Other than the shares issued in connection with the earn-out payments as described in note 15b there were no subsequent events that occurred after the balance sheet date through March 9, 2015, the date when the financial statements were issued.

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